UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 333-41516

LUNA GOLD CORP.

(Exact name of registrant as specified in its charter)

Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luna Gold Corp.

Date:  October 12, 2006

“Timothy O. Searcy”_____________

Timothy O. Searcy, President, Chief

Executive Officer and a member of

the Board of Directors

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

1

Press Release dated October 11th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) (“Luna” or the “Company”) announces that it has agreed to terminate the agreement with Eldorado Gold Corporation (“Eldorado”) that it announced on August 16th 2006 under which Luna was to acquire Eldorado’s interest in 50% of the issued shares of Aurizona Goldfields Corporation (“Aurizona”).

Suite 920-475 West Georgia Street Tel: 1-604-689-7317 Vancouver, BC V6B 4M9 Fax: 1-604-688-0094

FOR IMMEDIATE RELEASE

UPDATE ON LUNA’S ACQUISITION OF AURIZONA GOLDFIELDS

Vancouver, October 11th, 2006 - Luna Gold Corp. (TSXV - LGC, OTCBB - LGCU) (“Luna” or the “Company”) announces that it has agreed to terminate the agreement with Eldorado Gold Corporation (“Eldorado”) that it announced on August 16th 2006 under which Luna was to acquire Eldorado’s interest in 50% of the issued shares of Aurizona Goldfields Corporation (“Aurizona”).

Luna has entered into three way discussions with Eldorado and Brascan Recursos Naturais SA, (“Brascan”), the owner of the other 50% of Aurizona, concerning the purchase of 100% of the issued shares of Aurizona.

About Luna Gold Corp

Luna is a TSXV and OTCBB listed company with a focus on gold exploration projects in Nevada.

On behalf of the Board of Directors

LUNA GOLD CORP.

“Tim Searcy”

Tim Searcy, P. Geo. – President and CEO

Website: www.lunagold.com

For further information contact Investor Relations at (604) 689-7317 or toll free at 1-866-689-7317.

The TSX Venture Exchange does not accept responsibility

for the adequacy or accuracy of this release.

Regulatory Footnotes

All of Luna’s exploration programs and pertinent technical disclosures are prepared by, or under the direct supervision of, Tim Searcy, P.Geo..  Mr. Searcy, the President and CEO of Luna Gold, is Luna’s qualified person (QP) under the definition of National Instrument 43-101.

Forward-Looking Statements:

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Luna Gold Corp.’s periodic filings with Canadian Securities Regulators. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Luna Gold does not assume the obligation to update any forward-looking statement.